January 22, 2009

VIA:	EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-3561

Attn; Scott M. Anderegg, Esq.

RE:	Peer Review Mediation and Arbitration, Inc.;
Amendment No. 2 to Form S-1;
SEC File No. 0-52712

Dear Mr. Anderegg:

Filed electronically on behalf of Peer Review Mediation and Arbitration, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 (the “Amendment”), submitted in response to the Staff’s written comments of January 14, 2008. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made. Each of the below responses coincides with the numbered comment included in your aforesaid letter. In addition, a hard copy redlined version of the Amendment has been forwarded directly to you via overnight delivery to facilitate your review of this filing.

Prospectus Cover Page

Comment No. 1

The Amendment contains revisions relating to the deletion of the 26,060 shares of the Registrant’s Common Stock from the registration statement. See the cover page to the Registration Statement, the cover page to the Prospectus and pages 4, 9, 11, 13 and 34.

Liquidity and Capital Resources

(page 22)

Comment No. 2

The disclosure in the Amendment has been revised pursuant to the staff’s comment. See pages 22 and 27.

Securities and Exchange Commission

January 22, 2009

Executive Compensation

(page 36)

Comment No. 3

The table included in the Executive Compensation section of the Prospectus has been updated with compensation paid in 2008. See page 33. The Registrant believes that all other disclosure included in the Amendment is up to date and current with the exception of the Registrant’s financial information for its fiscal year ended December 31, 2008.

Form 10-K

Comment No. 4

The Registrant has filed an amended Form 10-K that included the applicable revised Certification.

Based on the foregoing responses to the staff’s letter of comment and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. Additionally, we believe that, because of the completeness of the Amendment, we will contact you in the near future concerning delivery to the staff of a formal request for acceleration of effectiveness.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client

AIT/ddk